                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of December, 2002

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                Form 20-F    X                 Form 40-F ______
                          -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                   Yes: _____                      No:    X
                                                       -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         API ELECTRONICS GROUP INC.
                                         (Formerly Investorlinks.com Inc.)

Date: December 19, 2002                  By:  /s/  Jason DeZwirek
      -----------------                      -----------------------------------
                                         Jason DeZwirek, Chairman of the Board,
                                         Executive V.P., Secretary and Director

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                                     FORM 27
                            Securities Act (Ontario)

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1.   Reporting Issuer:

     API Electronics Group Inc.
     505 University Avenue
     Suite 1400
     Toronto, Ontario
     M5G 1X3

2.   Date of Material Change:

     December 17, 2002

3.   Publication of Material Change:

     Press Release issued on December 17, 2002

4.   Summary of Material Change:

     API Electronics Group Inc. announced the signing of a letter to intent to acquire TM Systems, Inc.

5.   Full Description of Material Change:

     As set out in Schedule "A" (attached).

6.   Senior Officer:

     Jason DeZwirek
     Chairman
     Telephone: 416-593-3000

     I, Jason DeZwirek, Chairman, certify that the foregoing accurately discloses the material change referred to herein.

     Signed at Toronto, Ontario this 17/th/ day of December, 2002.

                                     "Jason DeZwirek"
                              ---------------------------------
                              Jason DeZwirek, Chairman
                              API Electronics Group Inc.

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                                       2

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

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              API ELECTRONICS GROUP, INC. SIGNS LETTER OF INTENT TO
                            ACQUIRE TM SYSTEMS, INC.

NEW YORK - December 17, 2002 - API Electronics Group, Inc. (OTCBB: APIEF), a manufacturer of electronic components vital to the reliable performance of high-value military assets, today announced the signing of a Letter of Intent to acquire TM Systems, Inc. With manufacturing operations in Bridgeport, Connecticut and a head office in Albertson, New York, TM Systems is on track to deliver revenues in excess of USD $3-million for the year ending December 31, 2003.

TM Systems is a privately owned corporation that primarily produces equipment and systems for the U.S. government, specifically naval aircraft landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment.

"This is a major step for API Electronics because it allows us to further increase our in-demand product offerings for both current and potential clients," said Tom Mills, President and COO of API Electronics. "TM Systems has built an excellent reputation and strong customer relationships over 30 successful years in business. The company's customer base consists of various U.S. government departments, including the United States Navy, as well as numerous domestic and foreign commercial corporations."

Firmly based in the defense sector, TM Systems supplies critical systems to the U.S. Navy. They include the Stabilized Glide Slope Indicator, which helicopter pilots use to ensure a safe landing, and the Deck Status Light System, which provides helicopter pilots and flight deck crew with information about the status of the landing area.

"This deal signifies the expansion of our core business in military and defense-related electronic components and systems and offers great potential for revenue growth on a long-term basis," added Mills. "It is very much in line with our aggressive growth strategy and allows us to maximize value for the company and its shareholders."

The acquisition is pending the completion of due diligence by API Electronics and the signing of a definitive purchase agreement. It will be an all cash transaction and the closing is expected to take place in early 2003.

ABOUT API ELECTRONICS:

API Electronics Group Inc. and its wholly owned subsidiaries are leading designers and manufacturers of superior quality electronic components and microcircuits with precisely defined functional capabilities. API and its subsidiaries have been providing top of the line parts to numerous global producers of military hardware, telecommunications equipment, computer peripherals, process control equipment and instrumentation for a combined total of over 50 years. With a growing list of blue chip customers, including Honeywell/Allied Signal, General Dynamics, Lockheed Martin, Litton Systems, Harris Corporation and numerous other top technology-based firms around the world, API regularly ships off-the-shelf and custom designed products to clients in more than 34 countries. API owns state-of-the-art manufacturing and technology centers in New York state and Ontario,

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Canada totaling 48,500 square feet. The company also has manufacturing capabilities in China and a distribution center in Britain. API subsidiary, Filtran, is an ISO 9001 Registered Company. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about Filtran Group and API Electronics, please visit the company websites at www.filtran.com and www.apielectronics.com.

FOR FURTHER INFORMATION:

Primoris Group
Tel: 1-877-274-0274
api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

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